NEWS RELEASE: September 8, 2008

 ALMADEN UPDATES U.S. EXPLORATION

In 2007 Almaden Minerals ltd. (TSX: AMM; AMEX:AAU; “Almaden”) initiated a regional exploration program in Nevada. This work resulted in the acquisition by staking of several new projects where high sulphidation epithermal gold-silver mineralization and alteration occur including the Willow Project located in Douglas and Lyon Counties (see Almaden news release of August 30, 2007).

Almaden has received results for a work program on the Willow project completed in the spring of 2008. The work consisted of geologic and alteration mapping, rock sampling, soil sampling and stream sediment sampling. Geologic and alteration mapping outlined a roughly 2 by 2 kilometer area of intense hydrothermal alteration characterised by minerals and features typical of high sulphidation epithermal systems including silicification and brecciation, alunite, kaolinite and dickite. In this area 174 rock samples have been taken with results ranging from .005 to 0.29 g/t gold. Soil sampling was conducted on a 200 by 50 meter grid. The 1,297 soil samples collected returned gold values from below detection up to 1.2 g/t gold and averaging .024 g/t gold (24 ppb gold). Several significant areas of greater than 0.1 g/t gold were outlined in this soil sampling program. Stream sediment samples were also taken and returned values from 0.002 g/t gold to a high of 3.4 g/t gold and averaging 0.041 g/t gold (41 ppb). These geochemical results are considered extremely important, and with the hydrothermal alteration, are interpreted to be indicative with top of a well mineralised high sulphidation gold system.

Almaden is planning further work on the Willow and its other US projects in the autumn of 2008. At Willow IP geophysics and further mapping and sampling will be undertaken to identify drill targets.

Morgan J. Poliquin, President and COO of Almaden and a qualified person under the meaning of National Instrument 43-101 has reviewed the technical information in this news release. Samples were analysed at ALS Chemex labs of North Vancouver using industry standard fire assay, agua regia and ICP methodologies.

ABOUT ALMADEN

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 23 properties that are under active exploration. Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.